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                              January 26, 2022

       Ashish Kapoor
       Chief Financial Officer
       CordovaCann Corp.
       217 Queen Street West
       Suite 401
       Toronto, Ontario, M5V 0R2, Canada

                                                        Re: CordovaCann Corp.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2021
                                                            Filed December 15,
2021
                                                            File No. 000-50492

       Dear Mr. Kapoor:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2021

       Item 16F Change in Registrant's Certifying Accountant, page 55

   1. We note your change in certifying accountant as of October 15, 2020. Please file your former accountant's
letter stating whether it agrees with the statements made by you in Item 16F and, if
not, stating the respects in which it does not agree in accordance with
                                                        Item 16F(a)(3) of Form
20-F.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ashish Kapoor
CordovaCann Corp.
January 26, 2022
Page 2

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameAshish Kapoor                        Sincerely,
Comapany NameCordovaCann Corp.
                                                       Division of Corporation
Finance
January 26, 2022 Page 2                                Office of Trade &
Services
FirstName LastName